Exhibit 12.1

National General Holdings Corp.

Computation of Ratio of Earnings to Fixed Charges and Preferred Dividends

(Amounts in Thousands)

	Three Months Ended March 31,	Year Ended
	2018	2017	2016	2015	2014	2013
Earnings:
Income before income taxes	$72,222	$163,481	$230,372	$167,289	$121,980	$53,531
Less: Income (loss) from equity investees	(1,469)	(8,795)	15,601	3,443	1,180	1,274

Pre-tax income before equity investees	73,691	172,276	214,771	163,846	120,800	52,257
Plus: Fixed charges	11,154	47,086	40,180	28,885	17,736	2,042
Less: Non-controlling interest in pre-tax income (loss) of subsidiaries that have not incurred fixed charges	—	—	113	132	(2)	82

Earnings for Computation	$84,845	$219,362	$254,838	$192,599	$138,538	$54,217

Fixed Charges and Preferred Share Dividends:
Interest expensed and capitalized, and amortized premiums, discounts and capitalized expenses related to indebtedness	$11,154	$47,086	$40,180	$28,885	$17,736	$2,042
Preferred share dividends	10,153	48,888	28,909	15,561	2,788	3,200

Total Fixed Charges and Preferred Share Dividends	$21,307	$95,974	$69,089	$44,446	$20,524	$5,242

Ratio of Earnings to Fixed Charges and Preferred Share Dividends	3.98	2.29	3.69	4.33	6.75	10.34